SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-C

(RULE 13E-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SCITEX CORPORATION LTD.

(Name of Subject Company (Issuer))

SCITEX CORPORATION LTD. (ISSUER)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

ORDINARY SHARES, NIS 0.12 NOMINAL (PAR) VALUE PER SHARE

(Title of Class of Securities)

809090103

(CUSIP Number of Class of Securities)

Yahel Shachar
Chief Financial Officer
Scitex Corporation Ltd.
3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
Tel: + (972) 3-607-5855
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to:
David Fox, Esq	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Nechama Brin, Adv.
Four Times Square, New York, New York 10036	Goldfarb, Levy, Eran & Co.
Telephone: (212) 735-3000	2 Ibn Gvirol Street
Tel Aviv 64077, Israel
Telephone: (972 3) 608 9999

CALCULATION OF FILING FEE
TRANSACTION VALUATION	AMOUNT OF FILING FEE
N/A*	N/A*

*	Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Checkbox if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________	Filing Party: __________________________
Form or Registration No.:____________________	Date Filed: ___________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces First Quarter 2004 Results

•	Scitex Vision achieved record quarterly revenues in excess of $29 million
•	$52 million of capital gain recorded in the quarter from the Kodak-SDP transaction

Tel Aviv, Israel - May 11, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced its unaudited financial results for the first quarter ended March 31, 2004.

Results of Operations

For the first quarter of 2004, Scitex’s revenues were $29.2 million, an increase of 27% from $23 million in the first quarter of 2004. Operating loss was $0.5 million compared to $6.0 million in the first quarter of 2003. Net income for the first quarter of 2004 was $50.3 million compared to a net loss of $6.8 million in the first quarter of 2003. As previously announced, Scitex recorded a capital gain of $51.7 million in this quarter as a result of the sale of Scitex Digital Printing’s (SDP) operations (in addition to approximately $8 million that was recognized in the fourth quarter of 2003 as a tax benefit related to the utilization of carry forward tax losses).

Ami Erel, Chairman of Scitex Corporation Ltd. commented: “I am very pleased with the strong performance of Scitex Vision this quarter, the fifth consecutive quarter of revenue growth. Following the sale of SDP’s operations, Scitex Vision is Scitex’s primary operating subsidiary, and I would like to take this opportunity to thank the management and employees of Scitex Vision for the hard work, dedication and professionalism they have shown in enabling us to achieve these continuing positive results.”

Balance Sheet

Scitex’s cash, cash equivalents and short-term investments at the end of the first quarter of 2004, on a consolidated basis, were $280.7 million (excluding a restricted deposit of $18.3 million), a significant increase from $61.1 million at the end of 2003, due to the cash proceeds received from the SDP transaction. Accounts receivables decreased from $36 million to $34 million due to collection activities, and inventory increased to $24.5 million from $22.6 million at the end of 2003, paralleling the increase in revenues. Scitex’s cash balance (including cash retained at Scitex’s US subsidiaries, but excluding $10 million retained in custodial accounts in connection with the SDP transaction) after giving effect to the proposed $118 million self tender offer and cash distribution to shareholders and to the estimated overall tax payments relating to US federal income tax audit of Scitex’s US subsidiaries for the years 1992 through 1996, is expected to be approximately $140 million, and shareholders’ equity is expected to be reduced by the above $118 million.

Scitex Vision

The first quarter of 2004 was another record quarter for revenues for Scitex Vision, continuing the trend of solid quarter-to-quarter growth demonstrated throughout 2003. Scitex Vision is now generating positive operating and net income, as well as net cash flow. During the quarter Scitex Vision has seen strong sales for its various product lines, mainly in the Graphic Arts area, with strong demand for the XLjet and Grandjet super wide-format digital presses, and a positive reception for the recently launched Scitex Vision TURBOjet. The TURBOjet, the world’s fastest wide-format digital press, is attracting substantial attention at the DRUPA trade fair, currently taking place in Düsseldorf, Germany.

Scitex Vision has recently initiated a round of financing scheduled to close by the end of May 2004, whereby it expects to raise $5-6 million in loans from its existing shareholders, out of which Scitex is expected to finance approximately $4.2 million. The loans will be convertible into ordinary shares of Scitex Vision at a per share price reflecting a pre-money valuation of approximately $60 million, and are coupled with warrants in an aggregate amount equal to 25% of the loan amount. The funds raised will be used for working capital, and other general corporate purposes.

Scitex Vision’s revenues for the first quarter of 2004 were $29.2 million, an increase of 27% from $23.0 million in the corresponding quarter of 2003 and an increase of 2.4% from $28.5 million in the fourth quarter of 2003. Scitex Vision had operating income of $2.6 million in the first quarter of 2004, compared to an operating loss of $5 million in the first quarter of 2003, and an operating loss of $2.4 million in the fourth quarter of 2003. Scitex Vision had net income of $2.1 million in the first quarter of 2004, compared to a net loss of $8.6 million in the first quarter of 2003, and a net loss of $1.5 million in the fourth quarter of 2003.

Scitex Vision’s geographic distribution of business continues to be globally balanced with all regions reporting healthy growth. This quarter, Europe contributed 46% of revenues, followed by the Americas with 36% of revenues, and the Far East and rest of the world with 18% of revenues.

Raanan Cohen, Interim President and CEO of Scitex, commented: “Scitex Vision continues to show ongoing growth and improvement on all fronts, and the proposed cash infusion to Scitex Vision will give the company the necessary working capital to continue such growth.”

Mr. Cohen added: “most of the conditions to the commencement of the previously announced aggregate $118 million self tender offer and cash distribution to shareholders have been satisfied. As soon as the remaining conditions are satisfied, we expect to commence with the processes to effect these transactions.”

Conference Call

Scitex will be holding a conference call to discuss its first quarter 2004 results on Wednesday, May 12, 2004 at 10:00 a.m. EST (7:00 a.m. Pacific time, 2:00 p.m. GMT, 5:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight May 19, 2004) at the following numbers:

US:	1 800 475-6701
Intl:	1 320 365-3844
Access code:	730245

Scitex Corporation Ltd.

Scitex Corporation’s shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Important Notice

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The possible tender offer that is described in this press release has not yet commenced. Once a tender offer commences, Scitex will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission (SEC) and the Israeli Securities Authority (ISA). Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Scitex’s corporate secretary at 972-3-6075855. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the completion or timing of the contemplated cash distribution and the offer, and (10) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il

(Tables to Follow)

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended March 31
	2004	2003
	(Unaudited)	(Unaudited)

Revenues
Sales	$18,718	$14,377
Service and supplies	10,507	8,673

Total revenues	29,225	23,050

Cost of revenues
Cost of sales	9,701	8,621
Cost of service and supplies	6,758	6,620

Total cost of revenues	16,459	15,241

Gross profit	12,766	7,809

Expenses
Sales and marketing	3,848	3,645
General & administrative	4,752	4,101
Research and development, net	3,127	3,265
Amortization of intangibles	1,534	1,621
		1,207

Operating income (loss)	(495)	(6,030)

Financial income (expense) - net	581	(927)
Other income (expense) - net	(168)	437

Income (loss) before taxes on income	(82)	(6,520)

Taxes on income	477	2,836

	(559)	(9,356)

Share in losses of equity investments	(372)	(1,370)
Minority interest in losses (income) of consolidated subsidiary	(450)	2,208

Net income (losses) from continuing operations	(1,381)	(8,518)
Net income (losses) from discontinued operation	51,670	1,766

Net loss	$50,289	$ (6,752)

Loss per share - basic and diluted:
continuing operations	$(0.03)	$(0.20)

discontinued operation	$1.20	$0.04

Weighted average number of shares
outstanding (in thousands) basic and diluted:	43,018	43,018

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	March 31 2004 (Unaudited)	December 31 2003 (Audited)

Assets

Current assets:
Cash and cash equivalents	$250,767	$52,861
Short-term investments	29,937	8,235
Restricted deposits	18,312	18,262

Total cash and short-term investments	299,016	79,358

Trade receivables - net	33,944	36,002
Other receivables	8,357	6,990 *
Inventories	24,481	22,575
Current assets of discontinued operation	0	161,602

	365,798	306,527

Investments and other non-current assets	14,433	6,781

Property and equipment - net	9,429	9,204

Goodwill and other intangible assets - net	24,610	23,499

Non-Current assets of discontinued operation	0	48,897

	$414,270	$394,908

Liabilities and Shareholders' Equity

Current liabilities:
Short term debt and current maturities	$41,228	$47,953
Trade payables	17,895	14,505
Taxes on income, net of advances	29,097	29,517
Accrued and other liabilities	23,350	22,672 *
Current liabilities related to discontinued operation	7,800	31,935

	119,370	146,582

Long-term liabilities:
Loans from banks	7,092	6,042
Loans from other	3,355	4,204
Liability for employees	3,383	3,022
Long-term liabilities related to discontinued operation	0	5,431

	13,830	18,699

Convertible loan	767	756

Minority interest	4,610	4,173

	138,577	170,210
Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	368,104	368,104
Accumulated other comprehensive income (loss)	154	(552)
Retained earnings (accumulated deficit)	(94,563)	(144,852)
Treasury stock at cost	(4,207)	(4,207)

	275,693	224,698

	$414,270	$394,908

*Reclassified

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended March 31

	2004 Unaudited	2003 Unaudited

Revenues
Equipment	18,718	14,377
Service and Consumables	10,507	8,673

Total Revenues	29,225	23,050

Gross Profit	12,766	7,809

Expenses:
S,G&A	6,736	6,973
Research and Development	2,512	3,265
Amortization of Intangibles	944	1,334
Restructuring costs		1,207

	10,192	12,779

Operating (Loss) Income	2,574	(4,971)

Financial Income	(126)	(761)
Other Income	131
Tax on Income	477	2,836

Net Income	2,102	(8,568)